Notice-and-Access Notification to Shareholders

Annual General Meeting of Shareholders to be held on June 12, 2026

You are receiving this notice because Western Copper and Gold Corporation (the "Company") is using the notice-and-access model ("Notice-and-Access") for the delivery of meeting materials to its shareholders in respect of the Company's Annual General Meeting to be held on June 12, 2026 (the "Meeting").

Under Notice-and-Access, instead of receiving paper copies of the Company's management information circular (the "Circular"), notice of meeting and other meeting materials (together, the "Meeting Materials"), shareholders are receiving this notice containing information on how to access the Meeting Materials electronically. Along with this notice, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivering meeting materials is more environmentally friendly and reduces the Company's printing and mailing costs. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

The Company will not use procedures known as "stratification" in relation to its use of Notice-and-Access in relation to the Meeting. Stratification occurs when a reporting issuer using Notice-and-Access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

MEETING DATE AND LOCATION

WHEN	Thursday, June 12, 2026	WHERE	Western Copper and Gold Corporation Suite 202 - 595 Howe Street
	11:00 am (Pacific Time)		Vancouver, British Columbia
V6C 2T5

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1. Election of Directors: To elect the directors of the Company for the ensuing year. See the section entitled "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular.

2. Appointment of Auditor: To appoint PricewaterhouseCoopers LLP as auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration. See the section entitled "Particulars of Matters to be Acted Upon - Appointment of Auditor" in the Circular.

3. Other Business: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled "Other Matters" in the Circular.

WE REMIND SHAREHOLDERS TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

TSX: WRN  |  NYSE AMERICAN: WRN

WEBSITES WHERE THE MEETING MATERIALS ARE POSTED

You may view the Meeting Materials on the Company's website:

https://www.westerncopperandgold.com/investors-hub/document-centre/

You can also access the Meeting Materials online under the Company's profile:

www.sedarplus.ca (Canada)

www.sec.gov/edgar.shtml (United States)

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

You may request a paper copy of the Meeting Materials, including the Company's audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2025 by mail. There is no charge to you for requesting a copy.

To ensure you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received no later than June 2, 2026. If you request the current Meeting Materials, please note that another proxy or voting instruction form, as applicable, will not be sent to you. Please retain your current one for voting purposes.

To request any or all of the Meeting Materials or to make any other enquiry, please contact the Company:

Email:	info@westerncopperandgold.com
Within North America:	1-888-966-9995 (toll-free)
Outside North America:	+1-604-684-9497

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must vote using the methods indicated on your enclosed proxy or voting instruction form.

There are several ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form.

2	TSX: WRN | NYSE AMERICAN: WRN